UNITED STATES OF AMERICA

                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION


______________________________________________
                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 19
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
______________________________________________:


     THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996, March 4, 1998 and December 6, 1999, made short-term note borrowings from banks during the calendar quarter ended September 30, 2003, as summarized in Exhibit A.

     This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                                        OHIO VALLEY ELECTRIC CORPORATION



                                        By: /s/ Armando A. Pena
                                               Vice President


Dated:  October 14, 2003


                                               EXHIBIT A


SHORT TERM     ISSUE    MATURITY           INTEREST     PRINCIPAL                     MATURITY
 DEBT TYPE     DATE       DATE      DAYS    RATE %      BORROWED       INTEREST         VALUE

    BL       07/21/03   08/08/03     18     4.000    10,000,000.00    20,000.00    10,020,000.00
    BL       07/21/03   08/08/03     18     4.000     5,000,000.00    10,000.00     5,010,000.00
    BL       07/24/03   08/08/03     15     4.000    10,000,000.00    16,666.67    10,016,666.67
    BL       07/30/03   08/08/03      9     4.000    10,000,000.00    10,000.00    10,010,000.00
    BL       08/08/03   02/04/04    180     2.500    35,000,000.00   437,500.00    35,437,500.00
    BL       08/08/03   02/04/04    180     2.500    10,000,000.00   125,000.00    10,125,000.00
    BL       08/08/03   02/04/04    180     2.500     5,000,000.00    62,500.00     5,062,500.00
